Mail Stop 4561

June 25, 2008

Nelson Ludlow
Chief Executive Officer
Intelli-Check-Mobilisa, Inc.
191 Otto Street
Port Townsend, WA 98368

> **Re:**   **Intelli-Check-Mobilisa, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 30, 2008**
> **File No. 333-151302**
>
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-50296**

Dear Mr. Ludlow:

We have limited our review of the above referenced filings to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   You are registering for resale a significant number of recently acquired shares of common stock on behalf of Nelson Ludlow and Bonnie Ludlow, who appear to be

affiliates of the company. In your response letter, please tell us what percentage of the currently outstanding shares are being offered for resale under your registration statement by affiliates, and explain the basis on which you conclude that the offering of shares owned by these affiliates does not involve a primary offering by the issuer. In particular, please provide a reasoned analysis of your belief that the offering by the company's affiliates is not "by or on behalf of the registrant," within the meaning of General Instruction I.B.6 to Form S-3. Consider whether your registration statement should be revised to identify the selling shareholders who are affiliates of the company as underwriters, and tell us your analysis as to applicability to your offering of the limitations contained in General Instruction I.B.6.

Incorporation of Certain Documents by Reference, page 20

2.   You have not incorporated by reference the Form 8-K filed on March 5, 2008. Please advise. See Item 12(a)(2) of Form S-3.

Part II

Item 17. Undertakings, page II-2

3.   Please provide the complete undertaking required by Item 512(a)(1) of Regulation S-K. The proviso you include in this undertaking is not consistent with the corresponding proviso appearing in Item 512(a)(1). Also, you have not provided the undertaking required by Item 512(a)(5)(i) or, in the alternative, Item 512(a)(5)(ii).

Signatures

4.   Your Form S-3 must be signed by your controller or principal accounting officer. See Instruction 1 to Signatures in the Form S-3. If one person acts in several different capacities, indicate on the signature page of your next amendment all of the capacities in which the person is signing the Form S-3.

Form 10-Q for the Quarterly Period ended March 31, 2008

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 21

5.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Nelson Ludlow
Intelli-Check-Mobilisa, Inc.
June 25, 2008
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (212) 937-3943</u>
       Mitchell S. Nussbaum, Esq.
       Giovanni Caruso, Esq.
       Loeb & Loeb, LLP
       Telephone: (212) 407-4000